FOIA CONFIDENTIAL TREATMENT REQUESTED

3900 Wisconsin Avenue, NW Washington, DC 20016-2892 202 752 7000

August 30, 2012

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Federal National Mortgage Association

Form 10-K for Fiscal Year Ended December 31, 2011, filed February 29, 2012 and amended March 9, 2012

Form 10-Q for Quarterly Period Ended March 31, 2012, filed May 9, 2012

File No. 000-50231

Dear Ms. Hayes,

The Federal National Mortgage Association (“Fannie Mae”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated August 3, 2012, relating to the above-referenced filings.

Because of the commercially sensitive nature of information contained in this response letter (the “Letter”), this submission is accompanied by a request for confidential treatment for selected portions of this Letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which we are requesting confidential treatment.

In accordance with Rule 83, we request confidential treatment of (a) the marked portions (the “Confidential Information”) of this Letter, which are indicated by bracketed text, and (b) the accompanying Request (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Fannie Mae” and each page is marked for the record with the identifying numbers and code “FM-001” through “FM-0040” (in the case of the unredacted Letter).

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
August 30, 2012

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

We have reviewed the comments in your letter dated August 3, 2012, regarding the above-referenced filings and have provided the responses below. We have repeated the text of your comments and followed each with our response.

Form 10-K for Fiscal Year Ended December 31, 2011

Our Business Objectives and Strategy, page 5

1.	We note on your website that you issued an overview of the Uniform Mortgage Data Program (UMDP) on February 18, 2011 that includes an implementation timeline of the requirements in the UMDP. Then the “Selling Guide Lender Letter LL-2011-09” issued on December 14, 2011 granted an extension to the Uniform Loan Delivery Dataset implementation date and confirmation of the effective date for the Uniform Collateral Data Portal (UCDP) as of March 19, 2012. We were unable to locate disclosures in your Form 10-K and first quarter Form 10-Q on UMDP and its related requirements. Please tell us and revise future filings to disclose a detailed summary of the Program along with the requirements and implementation dates and how it impacts your business. Please ensure your discussion includes detailed information on the UCDP and whether it will impact any of your internal models (i.e. internal price index).

For the reasons set forth below, we respectfully submit that no disclosure concerning the Uniform Mortgage Data Program (“UMDP”) should be added to our future filings at this time. As our experience with the UMDP increases, we will continue to monitor its effect on our models and will add related disclosure to future filings if the effect becomes material to our business or financial results at a later time.

The UMDP has two components, the Uniform Loan Delivery Dataset (“ULDD”) and the Uniform Collateral Data Portal (“UCDP”), which have been fully implemented as of July 23, 2012.

The ULDD, which is similar although not identical to the proposed Regulation AB2 data model, requires sellers to submit a prescribed set of data elements in a standardized format. These new standards should improve data quality for loans sold into the secondary market. The ULDD nearly doubles the number of data elements required for each mortgage loan, which provides more granular data for our internal use and additional data for mortgage-backed securities (“MBS”) disclosure. We are now capturing the additional data required by the ULDD. However, although we are updating our existing legacy systems to accept and use the additional data, we are not yet able to use the additional data in most of these systems.

Before implementing the UCDP, we did not receive copies of appraisals done on mortgaged properties but, instead, received the appraised value and a very limited number of data elements relating to the property. The UCDP requires sellers to submit electronic copies of appraisals, prepared in conformance with a standard set of requirements, not only allowing us access to the appraisals but also to several hundred additional data elements submitted through the Uniform Appraisal Dataset. (We do not require appraisals for mortgaged properties securing loans refinanced through the Home Affordable Refinance Program (“HARP”).) Because we have been receiving appraisals and data through the UCDP for only five months, we do not yet have

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
August 30, 2012

extensive information available. Nevertheless, we are currently analyzing the new data and are building new models and analytics to assess appraisal quality. We expect that the new models and analytics will allow us to assess loan quality earlier in the life of a loan. As we gain experience in using the new UCDP data, we will evaluate its effect on our models and analytics.

As discussed above, to date the UMDP has primarily affected our systems and procedures. We believe that by providing us with more loan and collateral data, the UMDP will in time improve our ability to assess loan and collateral quality and increase the accuracy of our home price index and loan impairment models. Because these models incorporate many years of data relating to over 100 million transactions, however, we need to receive additional UMDP data over a period of at least two to three years before we can evaluate the data’s effect on these models. As a result, we do not have sufficient experience with the UMDP at this time to provide detailed disclosure about its future impact on these models, and any disclosure we would provide would not be material to investors.

Housing Goals and Duty to Serve Underserved Markets, page 47

2.	We note your disclosure that private-label mortgage-related securities, second liens and single-family government loans do not count towards the housing goals established by FHFA, but permanent modifications of mortgages under HAMP do. Please revise future filings to clarify whether loans refinanced under HARP count towards the housing goals.

In response to the Staff’s comment, we revised the referenced disclosure as follows on page 16 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (the “Second Quarter 2012 Form 10-Q”) to clarify that refinancings under HARP count toward our housing goal that relates to refinancings. (Revisions to our disclosures presented in this letter are shown in strikethrough (deletions) and bold and underline (additions).)

Under FHFA’s rule establishing our housing goals, ~~which was finalized in September 2010, FHFA made significant changes to prior housing goals regulations regarding the types of products that count towards the housing goals. Private~~ private-label mortgage-related securities, second liens and single-family government loans do not count towards the housing goals. In addition, only permanent modifications of mortgages under HAMP completed during the year count towards the housing goals; trial modifications will not be counted. Moreover, these modifications count only towards the single-family low-income families refinance goal, not any of the home purchase goals. Refinancings under HARP also count toward the single-family low-income families refinancing goal.

Item 1A. Risk Factors

A decrease in the credit ratings on our senior unsecured debt…, page 65

3.	In future filings, please quantify in this risk factor the additional collateral requirements that would be triggered under your derivatives contracts and other borrowings by one and two notch downgrades in your credit ratings.

We will revise our risk factor disclosure in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “Third Quarter 2012 Form 10-Q”) to provide substantially the following in response to the Staff’s comment. In our revised disclosure, we will remove the references to collateral requirements under “other borrowing arrangements” because, as of

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
August 30, 2012

June 30, 2012, we had no outstanding arrangements, other than derivatives contracts, that would require additional collateral if our ratings dropped.

. . . An additional reduction in our credit ratings may trigger additional collateral requirements under our derivatives contracts ~~and other borrowing arrangements and~~ because a majority of our derivative contracts contain provisions that require our senior unsecured debt to maintain a minimum credit rating from S&P and Moody’s. If our senior unsecured debt were to fall below established thresholds in our derivatives contracts, which range from AA- to BBB+, we could be required to provide additional collateral to or terminate transactions with certain counterparties. The aggregate fair value of all derivatives with credit-risk-related contingent features that were in a net liability position as of September 30, 2012 was $X billion, for which we posted collateral of $X billion in the normal course of business. Had our senior unsecured debt been downgraded, we would have been required to post an additional amount of funds as collateral or to immediately settle our positions based on the individual agreements and our fair value position as of September 30, 2012. This amount would have been $X million in the case of a downgrade below Aa3 or AA- and $X million in the case of a downgrade below A3 or A-. Had all of the credit-risk-related contingency features underlying these agreements been triggered, $X million of collateral would have been required in addition to the amount we had posted as of September 30, 2012. An additional reduction in our credit ratings may also materially adversely affect our liquidity, our ability to conduct our normal business operations, our financial condition and our results of operations. Our credit ratings and ratings outlook are included in “MD&A—Liquidity and Capital Management—Liquidity Management—Credit Ratings.”

The loss of business volume from a key lender customer…, page 68

4.	On page 176 you indicate that you did not renew your existing loan delivery contract with Bank of America in January 2012, which has significantly restricted the types of loans it can deliver to you. Please update this risk factor by addressing this matter in your next Form 10-Q.

Our nonrenewal of Bank of America’s loan delivery contract in January 2012 has not been material to our business or results of operations, and we do not expect it to materially affect our business or results of operations in the future, because (1) Bank of America was no longer a key customer of ours by January 2012, having provided less than 5% of our loan delivery volume in the fourth quarter of 2011, and (2) we have been able to replace the business volume Bank of America provided to us. Our estimated market share of new single-family mortgage-related securities issuances during the second quarter of 2012, after our nonrenewal of Bank of America’s contract, was 46%, compared with 43% in the second quarter of 2011. In addition, in the second quarter of 2012 we purchased or guaranteed approximately $195 billion in loans, measured by unpaid principal balance, compared with approximately $117 billion in loans in the second quarter of 2011.

In response to the Staff’s comment, on page 162 of our Second Quarter 2012 Form 10-Q, we revised the risk factor disclosure that appeared on page 68 of our Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”) so that it reflected that we would face material risks from the loss of a key business customer only if we were not able to replace

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
August 30, 2012

the business volume that customer provided us. We streamlined the risk factor to focus on the risk that we may lose business from a key business customer and be unable to replace the business. We also eliminated language that had been updated through a new risk factor we first included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the “First Quarter 2012 Form 10-Q”), on page 162, about how changes in the mortgage industry may negatively impact our business. We did not refer to our nonrenewal of Bank of America’s loan delivery contract in the revised risk factor because disclosure regarding our experience with Bank of America could have diluted the significance of the risk we face, given that the nonrenewal of Bank of America’s loan delivery contract has not materially adversely affected our business or results of operations.

Our revised risk factor disclosure appears as follows on page 162 of our Second Quarter 2012 Form 10-Q.

The loss of business volume from a key lender customer could adversely affect our business and result in a decrease in our revenues, especially if we are unable to replace the business volume that customer provided us.

Our ability to generate revenue from the purchase and securitization of mortgage loans depends on our ability to acquire a steady flow of mortgage loans from the originators of those loans. ~~We acquire most of our mortgage loans through mortgage purchase volume commitments that are negotiated annually or semiannually with lender customers and that establish a minimum level of mortgage volume that these customers will deliver to us. We~~ Although we are acquiring an increasing portion of our business volume directly from smaller financial institutions, we continue to acquire a significant portion of our mortgage loans from several large mortgage lenders. ~~During 2011, our~~ Our top five lender customers in terms of single-family business acquisition volume, in the aggregate, accounted for approximately ~~60~~47% of our single-family business acquisition volume~~, with three of our customers accounting for greater than 48~~ in the second quarter of 2012, compared with approximately 65% of our single-family business acquisition volume in the second quarter of 2011. Accordingly, maintaining our current business relationships and business volumes with our top lender customers is important to our business.

~~The mortgage industry has been consolidating and a decreasing number of large lenders originate most single-family mortgages. The loss of business from any one of our major lender customers could adversely affect our revenues and the liquidity of Fannie Mae MBS, which in turn could have an adverse effect on their market value. In addition, as we become more reliant on a smaller number of lender customers, our negotiating leverage with these customers could decrease, which could diminish our ability to price our products optimally. Decreased liquidity in the housing finance market in general increases the risk that a shock to the availability of mortgage credit could occur, which could materially, adversely affect our business and results of operations.~~

~~In addition, the volume of business generated by our customers has been or may be affected by a number of factors, including (1) financial and liquidity problems that many of our lender customers are experiencing or may experience in the future, (2) our lender customers’ strengthening of their lending criteria, and (3) departures by several large lender customers from correspondent or broker lending.~~ To the extent ~~our~~ a key lender

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
August 30, 2012

customer~~s~~ significantly reduces the volume or quality of mortgage loans that the lender delivers to us or that we are willing to buy from them, we could lose significant business volume that we might be unable to replace, which could adversely affect our business and result in a decrease in our revenues. ~~Our demands that our lender customers repurchase or compensate us for losses on loans that do not meet our underwriting and eligibility standards may strain our relationships with our lender customers and may also result in our customers reducing the volume of loans they provide us. A~~ In addition, a significant reduction in the volume of mortgage loans that we securitize could reduce the liquidity of Fannie Mae MBS, which in turn could have an adverse effect on their market value.

Table 14: Nonperforming Single-Family and Multifamily Loans, page 104

5.	We note your helpful presentation of troubled debt restructurings (TDRs) on accrual status at the end of each period. Given the significant changes in TDRs during the period and the fact that TDRs always remain categorized as nonperforming loans, please consider also providing a rollforward of TDRs showing the balance at the beginning of the period, new TDRs, loans that were paid off during the period, loans sold during the period, charge-offs and ending balance.

In response to the Staff’s comment, we will include substantially the following table in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations (‘MD&A’)—Risk Management—Credit Risk Management—Mortgage Credit Risk Management—Single-Family Mortgage Credit Risk Management” section of our Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”):

Table X displays activity related to our single-family troubled debt restructurings (“TDRs”) for the periods indicated. For more information on the impact of TDRs, see “Note 3, Mortgage Loans.”

Table X: Troubled Debt Restructuring Activity (1)

For the Year Ended December 31,
	2012		2011		2010
(Dollars in millions)
Beginning balance, January 1	$	XX	$	XX	$	XX
New TDRs		XX		XX		XX
Payoffs (2)		XX		XX		XX
Foreclosures and loan sales (3)		XX		XX		XX
Other (4)		XX		XX		XX

Ending balance, December 31	$	XX	$	XX	$	XX

(1)	Represents the unpaid principal balance of the loans.
(2)	Consists of full borrower payoffs and repurchases of loans that were successfully resolved through payment by mortgage seller/servicers.
(3)	Consists of foreclosures, deeds-in-lieu of foreclosure, short sales, third-party sales, and loan sales.
(4)	Primarily includes monthly principal payments and capitalization of interest.

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
August 30, 2012

The rollforward provided above displays the troubled debt restructuring balance at the beginning of the period, new troubled debt restructurings, “payoffs” (loans that were paid off or repurchased during the period), “foreclosures and loan sales” (including charge-offs) and the ending balance. In addition, in our 2012 Form 10-K, we will revise the disclosure that appeared on pages 103 and 104 of our 2011 Form 10-K under the heading “Nonperforming Loans” to include a cross-reference to this new table.

Risk Management, page 148

6.	Please expand your discussion to identify the parties and/or Board Committees that the business risk committees report to. Your discussion should clarify how risk related information flows to your senior executives and the Board of Directors.

Our management-level business risk committees do not report to the Board of Directors or to a committee of the Board. Rather, they are chaired by the heads of internal business units and serve in an advisory capacity to those officers to whom the Chief Risk Officer has delegated risk management authority. Risk-related information flows from these officers to the Chief Risk Officer and our Operating Committee, which consists of members of Fannie Mae executive management. On a periodic basis, the Chief Risk Officer prepares a detailed summary of current and emerging risks, compliance with risk limits and other risk reports, and reports on these matters to both the Operating Committee and the Risk Policy and Capital Committee of the Board. The Chief Risk Officer also reports periodically on other topics to the Risk Policy and Capital Committee of the Board, as appropriate. Consistent with our corporate governance guidelines, the Risk Policy and Capital Committee Chair provides reports on committee matters to the Board.

We will revise the introductory language in “MD&A—Risk Management—Enterprise Risk Governance” of our 2012 Form 10-K to provide substantially the following disclosure in response to the Staff’s comment:

Enterprise Risk Governance

~~Our enterprise risk management structure was reorganized in 2011, and we continue to work with FHFA to implement its final form. We intend the final structure to be designed to balance a strong corporate risk management philosophy, appetite and culture with a well-defined, independent risk management function. Our objective is to ensure that people and processes are organized in a way to promote a cross-functional approach to risk management and that controls are in place to better manage our risks and comply with legal and regulatory requirements.~~

Our enterprise risk governance structure consists of the Board of Directors, executive leadership, including the Chief Risk Officer, the Enterprise Risk Management division, designated officers responsible for managing our financial risks, business unit chief risk officers, and risk management committees. This structure is designed to encourage a culture of accountability within the divisions and promote effective risk management throughout the company.

Our organizational structure and risk management framework work in conjunction with each other to identify risk-related trends with respect to customers, products or portfolios

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
August 30, 2012

and external events and to develop appropriate strategies to mitigate emerging and identified risks.

Under our enterprise risk management framework, each business unit is responsible for managing its risk but is subject to a governance and oversight process that includes independent oversight functions, management-level risk committees and Board-level engagement.

The Risk Policy and Capital Committee of the Board assists the Board in overseeing the company’s management of risk, and recommends for Board approval enterprise risk governance policy and limits. The Board of Directors delegates day-to-day risk management responsibilities to the Chief Executive Officer who then further delegates this responsibility among the company’s business unit heads, including the Chief Risk Officer and the Chief Compliance Officer. Risk management oversight authority, including responsibility for setting appropriate controls such as limits and policies, is delegated to the Chief Risk Officer, who then delegates certain levels of risk management oversight authority to our Chief Credit Officer and to the chief risk officers of each business unit or functional risk area (for example, model and operational risk). Management-level business risk committees serve in an advisory capacity to those officers to whom risk management authority has been delegated. In addition, certain activities require the approval of our conservator. See “Corporate Governance—Conservatorship and Delegation of Authority to Board of Directors” for information about these activities.

The primary management-level business risk committees include the Asset Liability Committee, the Credit Risk Management Committee, the Model Oversight Committee and the Operational Risk Committee, as well as specific committees for each line of business. Executive-level risk discussions are held primarily in the Operating Committee, which consists of members of Fannie Mae executive management. On a periodic basis, the Chief Risk Officer prepares a detailed summary of current and emerging risks, compliance with risk limits and other risk reports, and reports on these matters to both the Operating Committee and the Risk Policy and Capital Committee of the Board. The Chief Risk Officer also reports periodically on other topics to the Risk Policy and Capital Committee of the Board, as appropriate.

Mortgage Seller/Servicers, page 174

7.	We note the disclosure on page 176 that you sometimes allow lenders to remit payment equal to your loss, including imputed interest, on the loan after you have disposed of the REO. Please tell us and revise future filings to clarify when you would elect this option over a complete loan repurchase by the seller/servicer. Also, disclose the percentage of requests that were for the loss only and not a full loan repurchase and whether you account for these requests differently (i.e. as part of gain/loss on REO instead of an estimate in the allowance for loan loss calculation).

If there is a seller/servicer breach of a selling representation or warranty, a contract violation or a servicing deficiency that has had a materially adverse effect on the value of a mortgage loan or a related property, our Mortgage Selling and Servicing Contract and our Selling and Servicing

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
August 30, 2012

Guides (the “Guides”) allow us to require the immediate repurchase of the loan or the resulting real-estate owned (“REO”) property. As an alternative, the Guides also allow us to seek reimbursement from the seller/servicer against losses we may incur as a result of such occurrences. Whether we require a repurchase or seek reimbursement depends on the status of the loan as well as on the individual facts and circumstances of the case:

•	Active loans – We generally require the repurchase of active loans.

•

REO – We may require immediate repurchase of the REO property or allow reimbursement of our total eligible losses after the REO property has been sold, based on the seller/servicer’s circumstances or the status of the REO property. For example, if a seller/servicer does not have the expertise or operational capability to dispose of REO properties, we may seek reimbursement rather than require repurchase. If we have accepted an offer from a third party to purchase an REO property for which there is an outstanding repurchase request, we will require the seller/servicer to reimburse us for our total eligible losses after the REO property is sold, rather than allow the seller/servicer to repurchase a property that is under contract to be sold.

•

Fully liquidated loans – When a loan has been liquidated and any resulting REO property has been sold (that is, the foreclosure has been completed and a sale has been closed, or a pre-foreclosure sale has occurred), any outstanding repurchase request related to the loan or REO property must be resolved by the seller/servicer reimbursing us for our total eligible losses, as requesting a repurchase of the REO property is no longer possible.

Of the repurchase requests that were resolved through collections in 2011, based on the unpaid principal balance of the loans, approximately 41% were resolved through repurchases of loans or REO properties and approximately 59% were resolved through reimbursements (“make-whole payments”) by the seller/servicer.

We account for repurchase and make-whole payment requests in the same manner; that is, an estimated benefit related to our contractual right to require lenders to either repurchase a loan or REO property or make us whole with respect to our incurred losses is considered in our estimate of the allowance for loan losses. The estimated benefit in the allowance is removed at the point of foreclosure (that is, when the loan is charged off and thus converted from an active loan to REO property). A receivable for the incurred losses is subsequently established based on our historical rate of collection when the request is issued to the seller/servicer on the foreclosed loan (that is, a make-whole receivable). Upon the recognition of the net receivable, we record a recovery for all or a portion of the amount that was previously charged off through the allowance for loan losses. If the net receivable exceeds the previous charge off loss on the mortgage loan, the incremental benefit is classified as reduction of foreclosed property expense.

We will revise our disclosure in the “MD&A—Risk Management—Mortgage Credit Risk Management—Institutional Counterparty Credit Risk Management” section of our Third Quarter 2012 Form 10-Q to provide substantially the following disclosure in response to the Staff’s comment:

~~Our mortgage seller/servicers are obligated to repurchase loans or foreclosed properties, or reimburse us for losses if the foreclosed property has been sold, under certain circumstances, such as if it is determined that the mortgage loan did not meet our~~

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
August 30, 2012

~~underwriting or eligibility requirements, if loan representations and warranties are violated or if mortgage insurers rescind coverage.~~ If we determine that a mortgage loan did not meet our underwriting or eligibility requirements, loan representations or warranties were violated or a mortgage insurer rescinded coverage, we require our mortgage seller/servicers to either repurchase the loan or foreclosed property or to reimburse us for our losses. If the collateral property relating to a loan has been foreclosed upon and we have accepted an offer from a third party to purchase the property, or if a loan has been liquidated (that is, both the loan and the related property have been disposed of in full), we require the seller/servicer to reimburse us for our losses. We may consider additional facts and circumstances when determining whether to require a seller/servicer to reimburse us for our losses instead of repurchasing the related loan or foreclosed property. On an economic basis, we are made whole for our losses regardless of whether the seller/servicer repurchases the loan or reimburses us for our losses. We consider the anticipated benefits from these types of recoveries when we establish our allowance for loan losses. We refer to our demands that the seller/servicers meet these obligations collectively as “repurchase requests.”…

We do not believe that it would be meaningful to investors to disclose the percentage of requests resolved through a repurchase compared with those resolved through a make-whole payment because the accounting and economic impact of repurchase and make-whole requests is the same. In addition, we do not believe this break-out would provide meaningful information to investors because the final resolution may differ from the initial request (that is, a repurchase request may ultimately be resolved through a make-whole payment).

Measurement of Interest Rate Risk, page 189

8.	We note your discussion of interest rate risk and the quantitative metrics that you use to provide estimates of your interest rate exposure. Please respond to the following:

•	Clarify whether your use of interest rate derivatives is captured in the interest rate sensitivity in Table 60 and clarify how Table 61 interacts with the Table 60.

The disclosures in Table 60 reflect the net aggregate exposure of estimated impacts of a number of specified interest rate shock scenarios on the fair value of our net portfolio, which is defined on page 187 of our 2011 Form 10-K to include “…derivatives used to supplement our debt instruments and manage interest rate risk.” Accordingly, interest rate derivatives are captured in the interest rate sensitivity analysis that is disclosed in Table 60.

With respect to the interaction of Tables 60 and 61, Table 61 provides further analysis of the interest rate sensitivities disclosed in Table 60 that correspond to a +50 basis points rate level shock. In particular, Table 61 provides interest rate sensitivity estimates for the cited scenario without considering the offsetting impacts of derivative instruments. As a result, Table 61 allows a reader of our financial statements to understand the impact that derivative instruments had on reducing the interest rate sensitivity of our net portfolio (as disclosed in Table 60) given a +50 basis points rate shock scenario.

Confidential Treatment Requested by Fannie Mae

FM-0010

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
August 30, 2012

•

In order to increase the transparency of your disclosure, please provide a qualitative sensitivity as to the factors that drive a positive sensitivity amount versus a negative amount, similar to your disclosures for your duration gap analysis on page 190. For example, is the result affected by whether your fixed rate assets exceed your fixed rate liabilities, or other factors?

In response to the Staff’s comments, we will revise our 2012 Form 10-K to provide substantially the following disclosure:

Duration Gap

Duration gap measures the price sensitivity of our assets and liabilities to changes in interest rates by quantifying the difference between the estimated durations of our assets and liabilities. Our duration gap analysis reflects the extent to which the estimated maturity and repricing cash flows for our assets are matched, on average, over time and across interest rate scenarios to the estimated cash flows of our liabilities. A positive duration gap indicates that the duration of our assets exceeds the duration of our liabilities. We disclose duration gap on a monthly basis under the caption “Interest Rate Risk Disclosures” in our Monthly Summary, which is available on our website and announced in a press release.

While our goal is to reduce the price sensitivity of our net portfolio to movements in interest rates, various factors contribute to whether a positive or negative duration gap exists. Changes in interest rates increase or decrease the price sensitivity of our fixed rate assets versus our fixed rate liabilities because prepayment uncertainty associated with our assets results in a potential mismatch between the timing of our receipt of cash flows related to our assets and the timing of our payment of cash flows related to our liabilities. Accordingly, in a declining interest rate environment, prepayment rates tend to accelerate, thereby shortening the duration and average life of the fixed rate mortgage assets we hold in portfolio. Conversely, when interest rates increase, prepayment rates generally slow, which extends the duration and average life of our mortgage assets. Further, the composition of our debt and derivative instrument positions is a significant factor. For example, callable debt that we issue hedges the duration and the prepayment risks of our mortgage assets. As a result, the degree to which the interest rate sensitivity of our assets is neutralized is dependent upon, among other factors, the mix of funding and other derivative instruments used by us at any given point in time.

The sensitivity measures presented in Table 60, which we disclose on a quarterly basis as part of our disclosure commitments with FHFA, are an extension of our monthly sensitivity measures. There are three primary differences between our monthly sensitivity disclosure and the quarterly sensitivity disclosure presented below: (1) the quarterly disclosure is expanded to include the sensitivity results for larger rate level shocks of plus or minus 100 basis points; (2) the monthly disclosure reflects the estimated pre-tax impact on the market value of our net portfolio calculated based on a daily average, while the quarterly disclosure reflects the estimated pre-tax impact calculated based on the estimated financial

Confidential Treatment Requested by Fannie Mae

FM-0011

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
August 30, 2012

position of our net portfolio and the market environment as of the last business day of the quarter; and (3) the monthly disclosure shows the most adverse pre-tax impact on the market value of our net portfolio from the hypothetical interest rate shocks, while the quarterly disclosure includes the estimated pre-tax impact of both up and down interest rate shocks.

•	Clarify whether all your financial instruments are included in Table 60 or just certain instruments, and if so, which instruments.

Table 60 reflects our net portfolio, which, as described on page 187 of our 2011 Form 10-K, includes investments in mortgage assets, investments in non-mortgage securities, our outstanding debt used to fund those assets and the derivatives used to supplement our debt instruments and manage interest rate risk, and any fixed-price asset, liability or derivative commitments. As further discussed below, our net portfolio includes all financial instruments except guaranty assets, buy-ups, guaranty obligations, and credit enhancements.

•

Tell us why the trading financial instruments discussed in Table 62 are more sensitive to interest rate changes than the instruments included in Table 60 and clarify whether derivative instruments are included in that analysis in Table 62.

Interest rate sensitivities of “Trading financial instruments” that are disclosed in Table 62 do not include the offsetting effects of our funding (Short-term debt and Long-term debt of Fannie Mae) and our derivatives. As a result, duration gaps for Trading financial instruments that are disclosed in Table 62 appear higher than corresponding interest rate sensitivities that are disclosed in Table 60 for the net portfolio, more broadly. We will revise our 2012 Form 10-K as follows in response to the Staff’s comment:

Other Interest Rate Risk Information

The interest rate risk measures discussed above exclude the impact of changes in the fair value of our net guaranty assets resulting from changes in interest rates. We exclude our guaranty business from these sensitivity measures based on our current assumption that the guaranty fee income generated from future business activity will largely replace guaranty fee income lost due to mortgage prepayments.

We provide additional interest rate sensitivities below in Table 62, including separate disclosure of the potential impact on the fair value of our trading assets and our other financial instruments for the periods indicated, from the same hypothetical changes in the level of interest rates as displayed above in Table 60. In contrast to sensitivities disclosed in Table 60, these estimates exclude the interest rate sensitivities of derivatives and related debt funding. We also assume a parallel shift in all maturities along the interest rate swap curve in calculating these sensitivities. We believe these interest rate changes represent reasonably possible near-term changes in interest rates over the next twelve months.

•	Discuss the instruments included in “other financial instruments, net” and “trading financial instruments” since we were unable to recalculate the instruments included

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in the analysis by reviewing information in Note 18. Clarify whether all of the instruments included in Table 62 are excluded from the analysis in Table 60, and if so, explain why those instruments are excluded.

Trading financial instruments are solely comprised of our investments in securities that are classified as trading for reporting purposes. As such, other financial instruments (for example, derivatives) that are subsequently measured on a fair value basis through earnings are excluded. In this regard, our disclosure in Table 62 for Trading financial instruments compares to amounts that are disclosed for “Trading securities” in Note 18 of $74,198 million (rounding effects ignored).

Based upon amounts disclosed on page F-125 of our 2011 Form 10-K, “Other financial instruments, net” includes all reported financial assets, less all reported Trading securities less all reported financial liabilities. In this regard, we will revise the footnotes to “Table 62: Interest Rate Sensitivity of Financial Instruments” in our Third Quarter 2012 Form 10-Q to read as follows:

(1)	~~Consists of the net of “Guaranty assets” and “Guaranty obligations” reported in our consolidated balance sheets~~ Includes all financial assets less all Trading securities less all financial liabilities reported in “Note 18, Fair Value.”

~~(2)~~	~~Also consists of the net of all other financial instruments reported in “Note 18, Fair Value.”~~

Financial instruments that are excluded from Table 60 include guaranty assets, buy-ups, guaranty obligations and credit enhancements. As further discussed on page 191 of our 2011 Form 10-K, such items are excluded from disclosed sensitivity measures based on our current assumption that the guaranty fee income generated from future business activity will largely replace guaranty fee income lost due to mortgage prepayments.

•

Please confirm to the extent that you do have changes to key model characteristics, assumptions and parameters used in providing this disclosure, and the effects of any such change is material, you would provide a discussion of the change, including the reason for the change and related quantification of the effect, pursuant to the guidance in Instruction F under paragraph 305(a)(1)(ii) of Regulation S-K.

To the extent we have changes to key model characteristics, assumptions and parameters used in providing interest rate sensitivity disclosures and the effects of any such changes are material, we will provide a discussion of the changes, including the reasons for the changes and related quantification of the effects, pursuant to the guidance in Instruction F under paragraph 305(a)(1)(ii) of Regulation S-K.

Consolidated Statements of Cash Flows, page F-5

9.

We note the line item titled “Payments to servicers for foreclosed property expense and servicer incentive fees” in the operating section of the cash flow statement. Please tell us where these amounts are presented in the balance sheet and separately breakout the amounts between each of these categories. Additionally, please tell us why you do not have

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the same line item reflected in your consolidated statements of cash flows in your March 31, 2012 Form 10-Q.

The accrual for these types of expenses and fees is included as a component of “Other liabilities” in our consolidated balance sheets. As of December 31, 2011, the accrual for payments to servicers for foreclosed property expense was $258 million and the accrual for servicer incentive fees was $77 million. For the year ended December 31, 2011, the amount paid for foreclosed property expense owed to servicers was approximately $5.2 billion and the amount paid for servicer incentive fees was approximately $200 million.

We do not present the same line item in our consolidated statement of cash flows in our First Quarter 2012 Form 10-Q because we elected the option available in ASC 270-10-S99-1 (Regulation S-X Rule 10-1) to present net operating cash flows as a single amount in our interim financial statements. Specifically, point (4) of subparagraph (a) of ASC 270-10-S99-1 (Regulation S-X Rule 10-01, Interim Financial Statements) states the following: “The statement of cash flows may be abbreviated starting with a single figure of net cash flows from operating activities and showing cash changes from investing and financing activities individually only when they exceed 10% of the average of net cash flows from operating activities for the most recent three years.”

Notes to Consolidated Financial Statements, page F-7

Note 1 - Summary of Significant Accounting Policies, page F-7

Use of Estimates, page F-12

10.	We note during the second and fourth quarters of 2011 you revised your estimate for the recovery amounts incorporated into the allowance related to repurchase requests and the revisions for both quarters were to incorporate additional loan-level attributes. You also clearly state that the fourth quarter enhancements related to individually impaired loans. Please address the following:

•

Describe in more detail how the enhancements during the second quarter differ from those made during the fourth quarter as both are described as incorporating loan-level attributes into your repurchase request recovery estimate.

As described in our response to Comment 7 above, we recognize a stand-alone make-whole receivable for outstanding repurchase requests related to foreclosed properties and other liquidated loans. In the second quarter of 2011, we updated our methodology for estimating this receivable to consider the cumulative number of principal and interest payments made by the borrower prior to the loan’s default, as borrower performance has proven to be a more reliable indicator of successful repurchase resolutions. Prior to this change, we estimated our make-whole receivable based solely on the historical recovery rates by seller/servicer. This enhancement to the estimate, which did not impact our allowance process, resulted in an increase to our make-whole receivable and thus the recovery of previously recognized losses in our provision for loan losses and foreclosed property expense for the second quarter of 2011.

Separate from the enhancement made in the second quarter of 2011, our revision in the fourth quarter of 2011 was made to improve the estimate of the recovery in our allowance related to repurchase requests for individually impaired loans. The calculation of this

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recovery is driven by two factors: (1) the probability of receiving a recovery from the mortgage seller/servicer; and (2) the loss amount that will be recovered. In the fourth quarter of 2011, we implemented an improvement to the second part of the calculation to source the estimated loss amount directly from the models used in estimating loan-level expected losses for individually impaired loans. Prior to the fourth quarter of 2011, the second part of the calculation was estimated by the model used for the collective reserve. This change represented a refinement of the process to more closely align the estimated recovery with our estimate of losses on these loans. As a result, our estimated benefit related to repurchase requests increased, thus reducing our allowance for loan losses and the related provision for loan losses expense.

•	Clarify whether these revisions to the estimate of the recovery from repurchase requests only impacted the ASC 310-10-35 allowance or whether it also impacted your collectively evaluated allowance.

The revision in the second quarter of 2011 did not affect the allowance measurement process (including both the collective reserve and the individually evaluated allowance per ASC 310-10-35) as it related solely to our estimate of make-whole receivables for outstanding repurchase requests on foreclosed and liquidated loans. The revision in the fourth quarter of 2011 affected only the estimated benefit from repurchase requests in our allowance for loan losses measured on an individual basis in accordance with ASC 310-10-35.

Note 3 - Mortgage Loans, page F-42

Troubled Debt Restructurings, page F-47

11.	We note your disclosure on page F-48 of the amount of single-family loans that entered into payment default during 2011, defined as the borrower being delinquent two or more months during the period, and that had been modified in a TDR during the 12 months prior to the payment default. Based on the numbers disclosed in this section, as compared to the amounts disclosed in the table showing TDRs entered into during 2011 on page F-47, it appears that a large portion of your single-family TDRs default within a year after modification. We also note Table 48 on page 167 shows a lower payment default for TDRs entered into during 2010. Please explain why the default table on page F-48 shows a higher trend of defaults than Table 48. Also, tell us in more detail the level of payment defaults you are projecting in the calculation of the allowance for loan losses for impaired single-family loans and revise future filings to clarify the type of modifications that experience a higher default. For example, disclose the amount of single-family payment defaults that relate to unsuccessful trial periods where a permanent modification was not completed.

Management uses the information in Table 48 on page 167 to evaluate the success of our modification programs. We do not provide performance information within that table for closed modifications that are less than one year seasoned as we do not believe such information would be indicative of their ultimate performance.

The information in the disclosures required by ASC 310-10-50-33 and 34 presented in the tables on pages F-47 and F-48, respectively, do not provide information that would allow a user of the financial statements to determine if the performance trends in our more recent TDR vintages have improved or deteriorated as your question might suggest. The table on F-47 includes only new

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TDRs for the year ended December 31, 2011. However, the defaults included in the table on F-48 relate to TDRs that may have been initiated as early as January 1, 2010. Therefore, it would not be appropriate to try to directly compare the two tables to calculate performance statistics on our more recent modification vintages.

With regard to Table 48 on page 167 and the table on page F-48, we use different criteria to display the results presented in each one. Table 48 on page 167 provides the percentage of modifications that are performing one and two years after the modification is closed. The statistics are based upon those loan modifications that were completed during 2010 or the second half of 2009 and that were less than one month delinquent or fully paid off one year after modification. This table is intended to give the reader information that management considers relevant in evaluating the performance of our closed modifications. The table does not include TDRs for loans that were in a trial modification period or that received temporary forbearance or agreed to a repayment plan because we receive limited information on the interim performance of these arrangements from our primary servicers.

In contrast, the table on page F-48 displays the number of loans and recorded investment in loans that had a payment default during the year ended December 31, 2011, and became a TDR in the twelve months prior to the payment default. The table on page F-48 includes all closed modifications with a default, as defined in the table. For loans that are in trial modifications and loans subject to temporary forbearance or a repayment plan, the loans are included in this table if the servicer has reported a foreclosure, short sale, or deed-in-lieu to Fannie Mae1. In addition, the table includes closed modifications with default activity even if the loan subsequently recovered.

Given the differences in the time periods, the difference in the populations, and the difference in the activity that is being reported in each table, it would not be appropriate to try to compare the information presented in these tables.

With regard to our single-family loss allowance for individually impaired loans, we measure impairment based on the method that is most consistent with our expectations of recovery on the loan. For modified loans, we measure impairment using a discounted cash flow analysis based on our estimate of expected cash flows from the borrower. However, once foreclosure is considered probable, we then measure the loan’s impairment based on the fair value of the underlying collateral property less estimated costs to sell (that is, the collateral dependent value (“CDV”) method). For individually-impaired single-family loans utilizing the discounted cash flow approach, the modeled average lifetime probability of default rate was approximately [***]% as of June 30, 2012; however, the level of default rate for any particular loan is highly dependent on, but not limited to, the loan’s current level of delinquency, current loan-to-value (“LTV”) ratio, modification type (for example, HAMP modification, non-HAMP modification, etc.), amount of the monthly payment reduction provided by the modification, and historical loan performance. This average default rate represents a lifetime estimate of defaults. However, the default rates that can be inferred from the performance information presented in Table 48 on page 167 only include defaults within one to two years after the modification has closed, which is a much more

[1]

Because we do not receive detailed information (that is, the terms of the temporary arrangement or the borrower’s performance against those terms) from the primary servicer on these arrangements, we are not able to report other default events in this table.

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

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limited timeframe. As such, it would not be appropriate to compare the inferred default rates from Table 48 to the average lifetime default rate disclosed herein.

We currently disclose the conversion rates for our HAMP trial modifications to permanent modifications in the “MD&A—Credit Risk Management—Single Family Mortgage Credit Risk Management—Problem Loan Management—Loss Workout Metrics” section of our 2011 Form 10-K. Consistent with our response to Comment 43 in our letter to the Staff dated November 17, 2011, we cannot yet provide meaningful disclosure regarding our experience with non-HAMP trial modifications due to the limited time in which these programs have required a trial period.

In addition to this existing disclosure, we will revise our 2012 Form 10-K to enhance our disclosure in “Note 1, Summary of Significant Accounting Policies” regarding individually impaired single-family loans to clarify the type of TDRs that experience a higher default rate. In this regard, we will revise the disclosure that appeared on page F-25 of our 2011 Form 10-K to read substantially as follows:

We use internal models to project cash flows used to assess impairment of individually impaired loans, and generally update the market and loan characteristic inputs we use in these models monthly, using month-end data. Market inputs include information such as interest rates, volatility and spreads, while loan characteristic inputs include information such as mark-to-market LTV ratios and delinquency status. The loan characteristic inputs are key factors that affect the predicted rate of default for loans evaluated for impairment through our internal cash flow models. For example, loans with an unsuccessful trial modification, which are often accompanied by high delinquency rates, have much higher predicted default rates compared to performing loans with completed modifications, particularly those with a significant payment reduction in the borrower’s required monthly payment. We evaluate the reasonableness of our models by comparing the results with actual performance and our assessment of current market conditions. In addition, we review our models at least annually for reasonableness and predictive ability in accordance with our corporate model review policy. Accordingly, we believe the projected cash flows generated by our models that we use to assess impairment appropriately reflect the expected future performance of the loans.

Note 5 - Investment in Securities, page F-55

12.	We note your disclosure on page F-58 that during the fourth quarter you identified an error in the rate used to calculate interest income and other-than-temporary impairments (OTTI) on AFS securities. Please explain the error in greater detail and clarify whether it relates to your OTTI analysis on all AFS securities or a specific category. In your response tell us and revise to disclose changes made to your accounting policy for investment securities as a result of the error. Lastly, please reconcile the difference in the out-of-period adjustment amount disclosed on page F-58 with the amount in footnote one on page F-133.

The misstatement related to a subset of our AFS securities, which primarily consisted of our private-label Alt-A and subprime securities, that were previously impaired in accordance with the requirements of FSP FAS 115-2 (codified within ASC 320-10-35-35). For these securities, we are required to calculate the effective interest rate for income recognition and to determine the discount rate that is used to measure impairment in accordance with ASC 310-30, Loans and Debt Securities

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Acquired with Deteriorated Credit Quality. In the fourth quarter of 2011, we determined that the methodology that we had been using to determine the interest rate used for accretion and to determine impairment since the adoption of FSP FAS 115-2 for these securities was not consistent in some respects with the provisions of ASC 310-30-35-6.

While we did not change our accounting policy, we added implementation guidance on the application of ASC 310-30 for previously impaired AFS securities to our policy. This clarification to our policy was described on page F-20 of our 2011 Form 10-K under the heading “Other-Than-Temporary Impairment of Debt Securities” in “Note 1, Summary of Significant Accounting Policies.” In our 2012 Form 10-K, we will incorporate the following additional clarification to this accounting policy.

In periods after we recognize an other-than-temporary impairment of debt securities, we use the prospective interest method to recognize interest income. Under the prospective interest method, we calculate a new effective yield for subsequent recognition of interest income and measurement of impairment when we determine that there has been a significant increase in expected or actual cash flows. We consider a significant increase in cash flows to be at least a ten percent increase over two consecutive quarters of the expected or actual cash flows. We calculate the new effective yield by using the new cost basis and the significantly increased actual or expected cash flows.

The table below reconciles the difference in the out-of-period adjustment amount disclosed on page F-58 with the amount in footnote one on page F-133.

Out-of-Period Adjustment
(dollars in millions)
Amount disclosed on page F-58 (1)	$506
Amount related to Q1 to Q3 2011(2)	427

Amount disclosed on page F-133	$933

(1)	This relates to periods prior to 2011.
(2)	This relates to the first nine months of 2011 recorded in the fourth quarter of 2011.

Form 10-K/A Filed March 9, 2012

Item 11. Executive Compensation

Information Regarding Undisclosed Profitability and Credit Quality Metrics, page 13

13.	To the extent you do not disclose performance targets in future filings in reliance on Instruction 4 to Item 402 of Regulation S-K, please revise to include a more detailed discussion regarding how difficult it will be for your executives or how likely it will be for you to achieve the targets. We note your statement that the targets were “set at a level determined to be appropriate and achievable given [your] expectations for future economic and housing market conditions.” However, we do not believe the disclosure you provided in this section provides a sufficient explanation of the difficulty or likelihood of achieving the targets.

If we determine when preparing future filings that we will not disclose certain performance targets that were material to the determination of the amount of the named executives’ incentive

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compensation in reliance on Instruction 4 to Item 402 of Regulation S-K, we will include a more detailed discussion regarding the difficulty or likelihood of achieving the targets.

Comparator Group and Role of Benchmark Data, page 16

14.	Please explain why you revised your approach to benchmarking by using a broader group of companies for certain of your executives while continuing to use only the comparator group for other executives.

We used a broader group of companies for benchmarking the compensation of certain of our senior executives because, based on analyses conducted by the company’s compensation consultant, certain senior management roles were more comparable in function and/or scope to roles at firms outside the company’s current comparator group. The company’s compensation consultant compares the position responsibilities, size and scope of the business and internal reporting relationships in determining appropriate matches within peer companies against which to benchmark an executive’s compensation. As we noted in Amendment No. 1 on Form 10-K/A to our Form 10-K for the year ended December 31, 2011, finding comparable firms for purposes of benchmarking executive compensation is challenging due to our unique business, structure and mission, and the large size of our book of business compared to other financial services firms. The only firm directly comparable to us is Freddie Mac. As a result, for certain senior management positions, matches were not available at the vast majority of the companies in our comparator group, which consists primarily of trust banks, regional banks and insurance companies. Accordingly, for these positions, we determined that a more comprehensive approach to benchmarking resulted in more relevant and better aligned market data.

We provide more detail on our approach to benchmarking the compensation of our named executive officers below:

•

Executive Vice President—Credit Portfolio Management: We did not benchmark the compensation of our Executive Vice President—Credit Portfolio Management against our comparator group because the comparator firms did not have a comparable position in terms of the function, scope and/or complexity of his roles and responsibilities. Accordingly, we benchmarked his position against a group of large banks where a comparable position existed (Bank of America, Citigroup, JP Morgan Chase and Wells Fargo), multifamily specialty firms, Freddie Mac and Ally Financial, Inc.

•

Executive Vice President—Chief Administrative Officer, General Counsel and Corporate Secretary: We determined that the compensation of our Executive Vice President—Chief Administrative Officer, General Counsel and Corporate Secretary should be benchmarked against a group of large banks (Bank of America, Citigroup, JP Morgan Chase, PNC Financial Services and Wells Fargo), as well as our current comparator group. This is a significant role at the company with considerable scope, and is most comparable to similar roles at large banks. Accordingly, given the nature, scope and complexity of his roles and responsibilities, as well as the experience and skill set required for this position, we determined that expanding the benchmark group to include large banks resulted in more relevant and more comparable market data.

•	Other Named Executives: We determined that it was appropriate to compare the compensation of our other named executive officers solely against our comparator group

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because market data appropriate to the function and scope of these positions was available from the comparator group companies. As a result, expanding the benchmarking analysis to other firms was not necessary for these positions.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 1

Provision for Credit Losses, page 22

15.	We note footnote one to Table 11 on page 25 states an out-of-period adjustment of $548 million was recorded during the three months ended March 31, 2012 to increase the provision for loan losses. Please tell us and revise future filings to disclose the reason for the out-of-period adjustment, the original period to which it relates, and how the error was discovered.

In the first quarter of 2012, we recorded a correction to our estimate of benefits related to repurchase requests, which had resulted in an understatement of our allowance for loan losses of $420 million as of December 31, 2011. Additionally, we recorded a correction to properly discount the deferred payment obligation from two mortgage insurers in the calculation of impairment for individually impaired loans, which had resulted in an understatement of our allowance for loan losses of $128 million as of December 31, 2011.

In response to the Staff’s comment, in our Second Quarter 2012 Form 10-Q, we revised our disclosure to remove it from footnote one in Table 12 and from the footnote in “Note 4. Allowance for Loan Losses” (on page 103) and include it as a paragraph in the “Allowance for Loan Losses and Reserve for Guaranty Losses” section of “Note 1. Summary of Significant Accounting Policies” (on page 91) to provide the following disclosure. The following disclosure addresses the two out-of-period adjustments recorded in the first quarter of 2012, as well as two out-of-period adjustments recorded in the second quarter of 2012 that corrected understatements of our allowance for loan losses of $209 million and our reserve for guaranty losses of $294 million as of December 31, 2011.

In the six months ended June 30, 2012, we identified misstatements in our consideration of the benefit for repurchase requests, as well as in the calculation used to discount the deferred payment obligation for certain mortgage insurers currently in run-off, when estimating the allowance for loan losses as of December 31, 2011. In the three months ended June 30, 2012, we identified a misstatement in the calculation of the default rate used for certain bonds to estimate the reserve for guaranty losses as of December 31, 2011.

To correct the above misstatements, we have recorded an out-of-period adjustment of $1.1 billion to “Benefit (provision) for credit losses” in our condensed consolidated statement of operations and comprehensive income (loss) for the six months ended June 30, 2012. We have evaluated the effects of these misstatements, both quantitatively and qualitatively, and concluded that no prior periods are materially misstated. We have also concluded that the misstatement is not material to our projected annual 2012 net income.

Each of these misstatements was identified during the preparation of our quarterly SEC filings. We do not plan to include disclosure regarding how these misstatements were discovered in our

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future filings because we believe the effects of these misstatements, both quantitatively and qualitatively, are not material to prior periods or to our projected annual 2012 income; therefore we do not believe additional information regarding the detection of these items would be meaningful to investors.

16.	We note the disclosure on page five that you believe your total loan loss reserves peaked as of December 31, 2011 and that you expect continued positive trends for your credit quality. Your total loan loss reserves decreased by 3% from December 31 2011 to March 31, 2012 while your non-performing loans (NPLs) decreased by only 2% and your total guaranty book of business increased by 1%. We also note the statement that you continue to experience high volumes of loan modifications and the allowance calculated for TDRs generally is greater than the allowance that would be calculated under the collective reserve. We also note that you continue to experience high levels of re-defaults on your TDRs, which has the ability to skew your aging statistics given that TDRs are initially reset to current. Considering the trends noted above and the continued significant uncertainty related to housing prices, unemployment and other economic conditions, please tell us and revise your disclosure in future filings to provide a more detailed discussion of the positive and negative trends in credit quality that you considered in determining the appropriate level of the reduction in your allowance. In this regard, we note that you appear to have recognized a $1.1 billion net increase in your allowance during the fourth quarter of 2011 (as calculated based on the amount that the provision for loan losses exceeded net charge-offs). Please describe the specific factors that changed during the next quarter that drove the $2.3 billion reduction in the allowance for loan losses (as calculated based on the amount that net charge-offs exceeded the provision for loan losses) in the quarter ended March 31, 2012.

We consider many factors in determining our allowance for loan losses. We discuss these factors in “MD&A—Consolidated Results of Operations—Credit-Related Expenses—Provision for Credit Losses” and in “Allowance for Loan Losses and Reserve for Guaranty Losses” in “Note 1, Summary of Significant Accounting Policies,” in our 2011 Form 10-K. Of these factors, the following were the significant drivers of the quarter-over-quarter reduction in the allowance between the fourth quarter of 2011 and the first quarter of 2012.

Impact of Home Prices and REO Sales

The home price index, which is reflective of the level of actual home prices, impacts both the probability that a loan will default as well as the anticipated loss (that is, loss severity) if the loan defaults. The final sales prices on REO properties drive the assumptions used for loss severity in the collective reserve, as well as the value of properties for loans that are individually measured for impairment based on collateral-dependent value (“CDV”). Holding all other factors constant, increases in our home price index and/or REO sales pricing positively impact our default probabilities and loss severities, thus reducing estimated losses and lowering our allowance. As detailed below, negative trends in these factors led to an increase in our allowance in the fourth quarter of 2011. However, improvements in these factors, particularly in REO sales prices beginning in the first quarter of 2012, led to a reversal of the fourth quarter trend and thus a reduction in our allowance.

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In the fourth quarter of 2011, Fannie Mae’s home price index fell about 2%, combined with an increase in loss severity for REO properties. This led to an approximately $[***] negative impact on the allowance for the quarter. In contrast, in the first quarter of 2012, home prices began to stabilize, as compared to the volatility experienced in 2011, and we began to see a positive trend in higher REO sales prices. Based on our home price index estimates available at the time, home prices fell by only an estimated 0.8% in the first quarter of 2012, which was a smaller decline than the prior quarter. Offsetting this decline, the valuation of REO properties (as measured by the median offer price received) increased almost [***]%, which helped drive a nearly [***]% reduction in the assumed loss severity in the collective reserve and an improvement in impairment for individually impaired loans measured based on CDV. Therefore, as compared to the fourth quarter of 2011 when both home prices and REO valuations worsened, there were offsetting impacts in the first quarter of 2012 to result in an approximately $[***] positive housing price impact on the allowance for the first quarter of 2012.

Given the $[***] negative impact in the fourth quarter of 2011 and the $[***] positive impact in the first quarter of 2012, home prices and REO sales drove an approximately $[***] positive differential in the provision for loan losses quarter-over-quarter.

Delinquency Impact

In recent quarters, we have seen a trend whereby the positive impact of loans leaving the loss allowance population due to foreclosure, prepayments and other liquidations has outpaced the negative impact of new and aging delinquencies. This trend is expected to continue as our legacy book of business, which is responsible for the majority of our anticipated losses, runs off and is replaced by better loans originated since 2009 that have much lower probability of loss. There was over a $[***] incremental benefit in the first quarter of 2012 versus the fourth quarter of 2011 based on this continuing trend.

This underlying trend, as articulated in the paragraph above, combined with recent reductions in the allowance and stabilization in housing prices drove our decision to disclose that we believe our allowance peaked as of December 31, 2011.

Impact of Estimated Benefits from Mortgage Insurance and Repurchase Requests

The amount of benefit that we include in our allowance related to proceeds from mortgage insurance and lender repurchase requests is impacted by two key drivers: (1) the amount of loss we are estimating on the outstanding book of business, and therefore the related claims we expect to file and (2) the claims-paying ability (that is, probability of collection) of our counterparties. In the fourth quarter of 2011, there was a benefit of approximately $800 million related to the change in our estimate for the recovery amount related to repurchase requests for individually impaired loans, as further discussed in our response to Comment 10, for which there was not a similar incremental benefit in the first quarter of 2012. While there were other changes related to expected losses, repurchase requests and the claims-paying ability of our counterparties, they were largely offsetting impacts.

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

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Modification Impact

The increased level of modification activity, as noted in the Staff’s comment, did not have a material quarter-over-quarter impact as the level of modification activity was relatively consistent between these two quarters.

TDRs are evaluated under the individual impairment model in ASC 310-10-35. Under this model, there are two components of the valuation allowance: (1) a credit-related component, which considers the likelihood of re-default and estimated loss severity in the event of re-default and (2) an economic concession component, which results from discounting the expected cash flows of the modified loan using the original effective interest rate of the loan. Due to the nature of this model, the re-delinquency (that is, re-default) rates of modified loans generally do not have as significant an impact on the level of impairment when compared to other drivers of the allowance. Specifically, if a loan returns to delinquency, the probability of default increases and accordingly the assumed life of the loan decreases. Therefore, while the credit-related impairment component increases, this is offset in part by a corresponding decrease in the economic concession component due to the shorter assumed life of the loan.

Forecasts

Finally, with regard to the significant uncertainty with regard to the housing market and economic conditions noted in the Staff’s comment, we do not include projections with regard to future changes in the economic environment or home prices in determining our collective reserve, consistent with the guidance in ASC 450-20. Similarly, individually impaired loans for which impairment is measured using a CDV approach also do not incorporate projections of future changes as the impairment is measured by the property value at the reporting date. Explicit projections of future home prices and economic conditions are incorporated only into our assessment of individually impaired loans for which impairment is measured using a discounted cash flow analysis. While our baseline assumptions in the allowance do reflect the uncertainty that exists in today’s environment, changes to those baseline assumptions are what impact the allowance in any given period. As the baseline forecasts did not change materially between the fourth quarter of 2011 and the first quarter of 2012, this was not a significant driver of changes to the allowance quarter-over-quarter.

We believe that we adequately discuss the factors, both positive and negative, that we consider in determining our total reserves each period and how those factors influence our estimation process. Our current disclosures throughout MD&A and in the “Allowance for Loan Losses and Reserve for Guaranty Losses” section of “Note 1, Summary of Significant Accounting Policies,” in our 2011 Form 10-K, include significant discussion regarding the credit quality of our book of business, concentrations of credit risk, economic trends, home prices, and our overall reserve methodology. In addition, we expanded our disclosure around key factors impacting our credit-related expenses in the “MD&A—Executive Summary—Summary of Our Financial Performance for the Second Quarter and First Half of 2012—Comprehensive Income (Loss)” in our Second Quarter 2012 Form 10-Q. As a result, we do not believe additional disclosures regarding these factors are necessary.

Credit Profile Summary, page 57

17.	We note your disclosure that Refi Plus loans constituted 22% of your total single-family acquisitions in the first quarter of 2012, compared with approximately 24% of total single-

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family acquisitions in all of 2011. You also go on to state that it is too early to determine whether the ultimate performance of the loans with higher risk characteristics refinanced under the Refi Plus program will be different than the performance of other refinanced loans; however, you do expect Refi Plus loans will perform better than the loans they replace because Refi Plus loans should reduce the borrowers’ monthly payments or otherwise provide more sustainability. Please respond to the following:

•

Given the significant volume of these loans and the potential for different performance levels compared to other loans with high LTVs or refinances, please consider providing additional supplemental information related to this portfolio, such as separate LTV and FICO score information for this portfolio, and separate delinquency information similar to that noted in comment 42 of our letter dated September 30, 2011.

In our Second Quarter 2012 Form 10-Q, we provided additional disclosure related to Refi PlusTM and HARP loans in “MD&A—Executive Summary—Our Strong New Book of Business—Credit Risk Characteristics of Loans Acquired under Refi Plus and HARP” (pages 6-7) and in “MD&A—Risk Management—Credit Risk Management—Mortgage Credit Risk Management—Single-Family Mortgage Credit Risk Management—Credit Profile Summary,” including “Table 35: Selected Credit Characteristics of Single-Family Conventional Loans Acquired under HARP and Refi Plus” (pages 60-61).

We will further revise our disclosure in our Third Quarter 2012 Form 10-Q to provide substantially the following disclosure in response to the Staff’s comment:

Table XX: Selected Credit Characteristics of Single-Family Conventional Loans Acquired under HARP and Refi Plus

As of September 30, 2012
	Percentage of New Book	Current Mark-to-Market LTV Ratio > 100%	FICO Credit Score at Origination (1)	Serious Delinquency Rate

HARP
Other Refi Plus

Total Refi Plus
Non-Refi Plus

Total new book of business

(1)	In the case of refinancings, represents FICO credit score at the time of the refinancing.

•

Tell us whether any of the reduction in the loan loss allowance during the first quarter of 2012 was due to the continued significant amounts of refinances of higher risk loans under the Refi Plus program.

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The volume of refinances under Refi Plus was not a primary driver of the overall reduction in our allowance for loan losses during the first quarter of 2012. However, we do expect the new refinance loans to perform better than the original loans over the long term, thus lowering the risk of default and reducing the loan loss allowance estimate, for the following reasons.

•

The Refi Plus program, including HARP, requires that (1) the borrower be current on the monthly payments at the time of refinancing, (2) the borrower have had no more than one delinquency in the prior twelve months, and (3) the new refinance loan provide the borrower with either a lower monthly payment or a more stable loan product (for example, an adjustable rate loan refinances into a fixed rate loan).

•

By refinancing the original loan, the borrower demonstrates a commitment to staying in the home and a willingness to continue paying on a mortgage loan even though the principal balance of the new refinance loan may exceed the market value of the home.

Nevertheless, because many of the new refinance loans have high LTV ratios, and borrowers’ credit ratings may have been adversely affected by a prior delinquency, these new refinance loans generally will still have higher loan loss allowance estimates than non-Refi Plus loans delivered to us around the same time. As a result, loans delivered under the Refi Plus program generally will have a lower allowance relative to the allowance held prior to the refinance. This activity, however, was not a primary driver of the change in the allowance in the first quarter of 2012.

18.	We note your disclosure that under your Refi Plus initiative, you allow your borrowers who have mortgage loans with current LTV ratios above 80% to refinance their mortgage without obtaining new mortgage insurance in excess of what is already in place. We also note that clarifying guidance was provided to lenders related to representations and warranties under the original loan. Please respond to the following:

•

Please explain in further detail the mortgage insurance requirements for borrowers under the Refi Plus program. For example, is the original mortgage insurance contract cancelled when the borrower does the refinance, but they must obtain mortgage insurance for the same original amount from another party?

For loans refinanced under the Refi Plus program with an LTV ratio over 80%, mortgage insurance coverage is required only to the extent that such coverage existed on the original loan. This applies to loans refinanced under HARP, which are included within the Refi Plus program. For example, if the original loan has mortgage insurance coverage in force at the time of the refinance, then the new refinance loan is required to have the same level of mortgage insurance coverage in force (or standard coverage in accordance with the Fannie Mae Selling Guide). If the original loan does not have mortgage insurance coverage in force at the time of the refinance, then the new refinance loan is not required to have mortgage insurance coverage.

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All mortgage insurers (both active companies and those in run-off) are supporting the Refi Plus program by modifying existing mortgage insurance certificates to continue coverage or by transferring the existing coverage to the new refinance loan.

•

Clarify how the borrower knows the exact amount of new coverage they are required to obtain. Additionally, tell us the typical terms of a private mortgage insurance policy. For example, tell us whether the original policy would have capped coverage at a certain dollar amount, or whether the loss coverage was unlimited up to the total loan amount.

As discussed above, the borrower is not required to obtain new or additional mortgage insurance coverage for the new refinance loan. Instead, the borrower is required only to maintain the existing level of coverage, if any.

A typical private mortgage insurance policy generally states the coverage as a fixed percentage of covered items, which usually include the loan’s outstanding unpaid principal balance, past due interest, costs of foreclosure, and costs to maintain the collateral property prior to the foreclosure date. In addition, a typical policy generally requires that the insured party (that is, the servicer acting on our behalf or, in cases where we acquired the coverage, Fannie Mae) file a claim at the time the loan is foreclosed.

Under a standard mortgage insurance policy, when a claim is accepted, the mortgage insurer has the choice of paying either: (1) the full amount of the covered items, in which case the mortgage insurer receives title to the property and may reduce its loss by selling the property, or (2) the fixed percentage of the full amount of the covered items, in which case the insured retains ownership of the property and receives both the fixed percentage paid by the insurer and the proceeds from selling the property. In the current market environment, it has been unusual for an insurer to elect to pay the full amount of the covered items and take title to the property. The following example illustrates the calculation of a claim using the fixed percentage of the full amount of the covered items under a typical mortgage insurance policy.

Loan unpaid principal balance	$90
Delinquent interest (1)	12
Approved advances (2)	5
Less: positive escrow balance (3)	(2)

Total losses for insurance	105
Typical mortgage insurer policy coverage percentage	20%

Claim amount due from mortgage insurer	$21

(1)

Delinquent interest is comprised of all unpaid interest from the last paid installment date that would have been received through the date of filing the claim (both the accrued interest that was recorded prior to placing the loan on non-accrual status and interest that would have been accrued had the loan not been placed on non-accrual status).

(2)

The claim amount includes advances made to the servicer for payment of insurance premiums and/or property taxes that are expected to be remitted prior to foreclosure, in addition to certain attorneys’ fees and property preservation expenses up to the date of foreclosure.

(3)	Escrow balances include the amounts previously remitted for taxes, insurance, etc.

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•

Tell us whether refinances under the Refi Plus program affect the amount you expect to collect from mortgage insurers. For example, tell us whether the changes affect the counterparties you expect to collect from or the amount in total you expect to collect both before and after the refinance under this program. In this regard, we did not notice significant changes in the maximum coverage provided by the mortgage insurers on page 72.

As discussed above, we expect that the Refi Plus program will generally result in improved performance of the new refinance loans compared to the performance of the original loans they replaced. An improvement in the performance of these loans would in turn be expected to result in fewer claims filed with our mortgage insurer counterparties, which could reduce the amounts we collect from the mortgage insurers in the future. As discussed above, the borrower is not required to obtain new or additional mortgage insurance coverage for a new refinance loan. Instead, the borrower is required only to maintain the existing level of coverage. The existing mortgage insurance policy carries over to the new refinance loan, with no change in the mortgage insurer. As a result, there is no significant change in the maximum coverage provided by the mortgage insurers as a result of the refinance transaction.

•

Explain in further detail whether there has been any change in the amount you expect to collect from mortgage servicers due to representation and warranty violations as a result of borrowers entering into refinances under the Refi Plus initiative. As part of your response, please clarify whether all Refi Plus loans relate to HARP, or whether there are other refinance loan programs that are classified as part of Refi Plus.

Under the Refi Plus program, borrowers must be current on their monthly payments at the time of refinancing and may have no more than one delinquency in the prior twelve months. Because the original loans had a good payment history, we expect that only a very small percentage of the loans would have been subject to a repurchase request, as most of the loan files we select for review relate to non-performing loans. Accordingly, although we expect Refi Plus loans will perform better than the loans they replace and although we have provided certain representation and warranty relief in connection with the new Refi Plus loans, we do not expect the Refi Plus program to materially change the amount we collect from mortgage servicers due to representation and warranty violations.

To reach a broad population of underwater borrowers, we created the Refi Plus program, which provides for refinances of loans that we own or guarantee. To qualify for a refinancing under HARP, which is a specific program included within the Refi Plus program, a loan must have an LTV ratio greater than 80% at the time of the refinance and must be secured by the borrower’s primary residence. To qualify for a refinancing under non-HARP Refi Plus, a loan may have an LTV ratio equal to or less than 80% and may be secured by a second home or investor property.

REO Management, page 63

19.	We note the disclosure on page 65 that FHFA announced a pilot REO program that includes sales of pooled foreclosed properties to qualified investors with the requirement for

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the investor(s) to rent the purchased properties for a specified number of years. Please tell us and revise future filings to address the following:

•	Discuss how the properties are selected for sale and the bid and acceptance process.

Property selection was targeted to areas hit hardest by the foreclosure crisis. Properties selected for the initial pilot transaction include occupied and vacant properties located in five geographic areas, including Chicago, Las Vegas, Los Angeles, Phoenix, and parts of Florida. FHFA and Treasury reviewed and approved the markets chosen for this transaction. A majority of the properties are occupied by tenants who were living in the properties at the time of acquisition.

Potential bidders were required to pre-qualify with us prior to receiving access to detailed information about the pilot transaction and the assets being offered. Pre-qualification was based on a number of factors, including financial capabilities, demonstration of sufficient experience and knowledge in financial and business matters to analyze and bear the risks of the investment opportunity, residential property management experience, asset management experience, agreement by the bidder to keep certain information about the pilot, the assets and related matters confidential, and remittance of required security deposits. Those pre-qualification criteria were mentioned in the press releases issued by FHFA in announcing the program and the bidding process. Bids from qualified bidders were evaluated based on the aforementioned criteria and the economics of their bids.

•

Discuss whether purchase of pools is the only option for an investor or whether there are other options such as a joint venture between you and them. If there are other options please describe in detail how the terms would be set and if you would receive future revenues and incur costs from these types of transactions.

Bidders were provided the option to purchase the pools of assets in an outright sale or through purchase of interests in a limited liability company (“LLC”) with us retaining an interest in the entity. Two alternatives for an LLC structure were offered for bid to potential investors. The first alternative was a pro-rata structure with the winning investor purchasing a 50% interest. All the proceeds generated by the entity would be distributed between the investor and us in accordance with our economic interests. The second alternative was a modified cash flow structure, with the winning investor purchasing the right to receive a pre-determined percentage of cash flows generated by the LLC. While the economic interest and cash flow distributions differ between the two LLC options, all other terms governing the entity are the same and are outlined in the transaction documents that were provided to all qualified bidders during the bidding process. Both LLC options would result in our receiving future revenues and incurring certain costs associated with the LLC’s activities.

•

Discuss whether you have any ongoing responsibilities to manage the process or properties sold. For example, clarify whether there are monitoring procedures where you have to track the investors’ progress in renting the properties and compliance with the rental requirements. Additionally, clarify if there any ramifications to you (such as repurchase requirements) if the investors do not comply with the rental requirements.

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Both the outright sale option and the LLC options provide for restrictions on resale of the properties and impose certain rental requirements. Under the LLC options, management of the LLC, including the LLC’s assets, will rest with the winning investor under the terms of the transaction documents. The transaction documents for all options provide that we retain the right to monitor compliance with the agreed-upon rental and other requirements and to perform periodic verification audits, including examining the books and records and performing inspections of the properties. The transaction documents specify remedies for failure of the investor to comply with the agreed-upon terms but do not include a requirement that we repurchase the properties. Additionally, replacement of the investor is a remedy for noncompliance under the LLC options.

The portfolio being sold pursuant to this pilot transaction has fewer than 2,500 properties, which represents approximately 1% of our single-family REO properties sold during 2011 and less than 3% of our single-family REO properties sold during the first half of 2012. As a result, we respectfully submit that the more detailed disclosure regarding our REO pilot program that the Staff has requested for our future filings is not material to our business or financial results and would not be meaningful to investors. However, if this program becomes, or is expected to become, material to our results in the future, we will provide additional disclosures at that time.

Mortgage Seller/Servicers, page 68

20.	We note the disclosure on page 69 that the number of repurchase requests remained high during the first quarter of 2012 and you expect that they will continue to remain high. We also note on page 59 that you state that loans originated in 2009 and after now account for 56% of your single-family guaranty book of business and these loans have stronger credit profiles. Considering more than half of your loan portfolio was originated after 2008 with stronger credit profiles and your repurchase requests have been significant during the last three fiscal years and the three-months ended March 31, 2012 please tell us in greater detail why you expect your repurchase requests to remain high in the future. To the extent that it is due to sampling methodology changes, please describe the changes you have made in the past year. Additionally, as part of your response, please tell us the percentage of repurchase requests that relate to loans originated after 2008.

While loans acquired after 2008 accounted for 59% of our single-family guaranty book of business as of June 30, 2012, the primary focus of our loan review process, and ultimately repurchase requests issued, has been and continues to be on the review of loans acquired through 2008, primarily 2005 through 2008. Loans acquired through 2008 account for approximately 85% of the loans currently under review or subject to an outstanding repurchase request, compared to loans acquired after 2008, which account for 15%.

Our selection (that is, sampling) methodology has not changed. Based on the volume of loan reviews currently underway and the historical rate at which loan reviews of the 2005 through 2008 book resulted in a repurchase demand, we anticipate repurchase demands will remain high for the balance of 2012 as we continue to work our way through our loan review inventory. Less than 5% of our outstanding repurchase requests relate to loans acquired after 2008.

We revised our disclosure on page 72 in our Second Quarter 2012 Form 10-Q to provide the following incremental disclosure:

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As of June 30, 2012, less than 0.25% of loans in our new single-family book of business, which were acquired after 2008, have been subject to a repurchase request, compared with the more than 2% of single-family loans acquired between 2005 and 2008 that have been subject to a repurchase request.

Table 45: Repurchase Request Activity, page 70

21.	We note the line “other resolutions” and its description in footnote one to Table 45. Please provide us with a breakout of this line item by the type as described in footnote one. Also, please tell us and revise future filings to discuss the significant increase in “other resolutions” during the first quarter of 2012 and how you determine when to use an “other resolution” instead of cash collections. Finally, please confirm that the “collections” and “other resolutions” amounts are based on the unpaid principal balance, and not the amounts actually collected or resolved. To the extent that these amounts are not based on the unpaid principal balances of the loans for which the repurchase request was made, please clarify how this table reconciles to the ending outstanding repurchase request amount based on unpaid principal balance.

“Other resolutions” reflect reviews that have been satisfactorily concluded for one or more of the following reasons:

•	Lender takes corrective action, with or without a pricing adjustment (see additional information below);

•

Loan was determined to have no loss at the time the review was ultimately closed by us or the loan was fully paid off by then (that is, no further repurchase or reimbursement for loss was required of the seller/servicer);

•

A negotiated settlement with a seller/servicer was reached for a group of repurchase requests where funds, if any, were applied in total and the related repurchase requests were successfully closed; and/or

•

An indemnification or future repurchase agreement was entered into with the seller/servicer but no immediate repurchase or reimbursement for loss was required (for example, may be used when the repurchase request relates to a current, performing loan).

These categories may not be mutually exclusive.

If as a result of loan underwriting review we conclude that the loan representations and warranties have been violated, we issue a repurchase request to the mortgage seller/servicer listing these defects. We allow the seller/servicer to appeal the findings and, if possible, cure the defects noted. If the seller/servicer is able to cure all of the defects noted in the repurchase request in a satisfactory manner, the repurchase request is closed out due to “lender corrective action” and is reported under “Other resolutions.” This type of activity comprised approximately 89% and 90% of “Other resolutions” for the three months ended March 31, 2012 and 2011, respectively.

“Other resolutions” increased to 47% of the total successful resolutions for the three months ended March 31 2012, from 36% of the total successful resolutions for the three months ended

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March 31 2011. The volume of repurchase requests issued by us also increased significantly within the corresponding period, resulting in increased focus on this activity from seller/servicers.

In response to the Staff’s comment, we will revise our Third Quarter 2012 Form 10-Q to enhance our disclosures related to “Table 45: Repurchase Request Activity.” The disclosures that begin on page 69 of our First Quarter 2012 Form 10-Q will be modified to read substantially as follows:

Table 45 displays repurchase request activity, measured by unpaid principal balance, during the first ~~three~~ nine months ~~ended March 31,~~ of 2012 and 2011. The dollar amounts of our outstanding repurchase requests provided below are based on the unpaid principal balance of the loans underlying the repurchase request issued, not the actual amount we have requested from the lenders. In some cases, we allow lenders to remit payment equal to our loss, including imputed interest, on the loan after we have disposed of the REO, which is less than the unpaid principal balance of the loan. As a result, we expect our actual cash receipts relating to these outstanding repurchase requests to be significantly lower than the unpaid principal balance of the loan. The relative increase in the “Other resolutions” activity during the first nine months of 2012 compared to the same period during 2011 was primarily driven by an increase in the number of requests that were successfully resolved by lenders, thereby curing the defects identified in the repurchase request without requiring the lender to repurchase the loan or reimburse us for our losses. Amounts relating to repurchase requests originating from missing documentation or loan files are excluded from the total requests outstanding until the completion of a full underwriting review, once the documents and loan files are received.

We confirm that both the “Collections” and “Other resolutions” amounts are based on unpaid principal balance.

Table 49: Estimated Mortgage Insurance Benefit, page 74

22.	We note your disclosures beginning on page 72 that three of your mortgage insurers are in run-off (including one which is also in receivership), another is operating pursuant to a waiver from their state regulator, and two others have disclosed that in the absence of additional capital, they might fall below state regulatory capital requirements in the future. Please respond to the following:

•

Tell us how you consider the deferred portion of your claims in your collectability adjustment. For example, Triad has been deferring payments for more than 30 months and PMI is in receivership. Please clarify how you developed the collectability amount for the deferred payments for these counterparties.

Our Counterparty Risk and Single-Family Finance teams conduct a quarterly assessment of the claims-paying ability for our mortgage insurance counterparties based on an internal forecast of each insurer’s future claims and resources for the next eight years. This forecast is based on financial and other available information for each insurer. Our Allowance team then uses this assessment to establish the expected collectability percentage for each of our mortgage insurer counterparties. In cases where the expected collectability percentage was higher than the actual cash payment percentage under the insurer’s deferred payment obligation (“DPO”) plan, the expected collectability

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percentage was still used in determining the benefit to be included in both the collective reserve and individual impairment calculations2 as such percentage represents our best estimate of collectability. For example, RMIC was ordered by its regulator to operate under a 50/50 DPO; that is, 50% of the claims are to be paid in cash and 50% deferred. [***] We follow this same process for Triad, which is operating under a 60/40 DPO, and PMI, which is operating under a 50/50 DPO.

•	Tell us whether you are assuming full collectability of the non-deferred contractual mortgage benefit from Triad, RMIC and PMI.

[***]

•

In light of the substantial further deterioration in the financial condition of your mortgage insurers during the first quarter of 2012, please tell us why the collectability adjustment actually decreased to 17% of the contractual mortgage insurance benefit as of March 31, 2012, down from 19% as of December 31, 2011.

Table 49 displays the estimated benefit from mortgage insurance, net of any collectability adjustment, that is included in our total loss reserves. This table does not include any information related to the mortgage insurance receivables we may subsequently recognize when a loan goes into foreclosure. In the first quarter of 2012, given the stabilization in home prices and improvement in REO valuations, the estimated loss in the allowance declined (see our response to Comment 16). This improvement meant that we expected to file fewer claims with our mortgage insurance counterparties, which more than offset the estimated decline in the mortgage insurers’ claims-paying ability. Therefore, the collectability adjustment, as a percentage of the total estimated contractual benefit, decreased from the fourth quarter of 2011 to the first quarter of 2012.

•

Please tell us whether you have recognized a collectability adjustment for either of the two mortgage insurers that announced that they may fall below the state regulatory capital requirements in the future in the absence of additional capital.

[***]

•	Please quantify the percentage of the $15.2 billion estimated mortgage insurance benefit as of March 31, 2012 that is due from the insurers that are in run-off mode.

[***]

•

Clarify when you are notified about a rescission from the mortgage insurer. For example, your disclosure on page 74 implies that you may not be notified about a mortgage insurance rescission until the insured loan goes into foreclosure and you record REO and a mortgage insurance receivable for the claim proceeds probable of recovery. In this circumstance, we understand the initial receivable becomes due

[2]	For individually impaired loans, the mortgage insurance benefit amount included in the allowance for the deferred portion is recognized on a discounted basis.
***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

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from the mortgage seller/servicer. As a result, tell us whether you incorporate the fact that the contractual mortgage insurance benefit may not be due from the mortgage insurer but instead from the seller/servicer when developing the collectability adjustment.

In accordance with our Single-Family Servicing Guide, servicers must report all mortgage insurance rescissions and mortgage insurer-initiated cancellations on active loans to us as part of their monthly loan activity reporting. Such notification must be reported for the month in which it was received from the mortgage insurer and the effective date must be the date of the notification received from the mortgage insurer. For rescissions and cancellations related to foreclosed or liquidated loans, the servicer must report this to us within 30 days from the time they are notified of the mortgage insurer’s action. These servicing requirements help to ensure that we are notified timely of any such actions by our mortgage insurance counterparties.

If the mortgage insurance benefit becomes due from the seller/servicer as a result of rescinded coverage, we consider this change in counterparty when developing our collectability adjustment for our outstanding mortgage insurance receivables.

•

Clarify whether Table 48 only represents mortgage insurance claims that have not already been filed with the mortgage insurer. Additionally, clarify whether the $3.7 billion as of March 31, 2012 represents the outstanding claims that have been filed with the mortgage insurers at the time of foreclosure, and thus the estimated mortgage insurance benefit from the claim is no longer reflected in Table 49 or Table 47.

Table 48 represents rescission rates for policies under which claims have been filed with our mortgage insurers.

As of March 31, 2012, we recognized a receivable of $3.7 billion related to mortgage insurance claims for foreclosed properties and other liquidated loans. As of that date, we had either filed these claims with our insurer or were awaiting the extinguishment of a borrower’s interest in the foreclosed property (that is, waiting until after a mandatory redemption period)3 to file the claim. These receivable balances, and thus the related mortgage insurance benefit, were excluded from both Table 47 and Table 49.

•

We note that you increased the valuation allowance for the outstanding receivables due from your mortgage insurers and seller/servicers by $216 million during the three months ended March 31, 2012, to represent 21% of the outstanding receivable balance. Please tell us the number of counterparties for which this valuation allowance relates, and clarify whether any of these counterparties are the same counterparties for which you have recognized an estimated benefit in total loss reserves (Table 49). If so, please tell us whether you are using a similar valuation percentage for the counterparties when developing the collectability adjustment.

[3]

A “redemption period” is a period during which the borrower is allowed to reclaim the property by paying all principal, interest, and fees owed on the foreclosed mortgage. If the property is located in a state with a redemption period, the servicer would generally not file a claim until end of the redemption period, because the mortgage insurer would not perfect the claim during the redemption period.

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We recognized a valuation allowance for the three mortgage insurance counterparties paying their claims subject to a DPO as well as approximately [***] seller/servicers from whom collection was not reasonably assured for the rescinded mortgage insurance coverage as of March 31, 2012. We have recognized an estimated mortgage insurance benefit in our total loss reserves, as disclosed in Table 49, based on expected collectability. We consistently used the same valuation percentage for insurance counterparties paying their claims subject to a DPO in developing our collectability adjustment within our reserve and mortgage insurance receivable measurement processes as the same mortgage insurers are included in both.

The increase in the valuation allowance for outstanding mortgage insurance claim receivables during the three months ended March 31, 2012 was primarily related to PMI and RMIC deferred payment obligations. In October 2011, PMI began partially deferring its claim payments, and in January 2012, RMIC began partially deferring claim payments as well. Both insurers were ordered by their state regulators to operate under a 50 (cash)/50 (deferred) DPO. As we received full payment for 50% of the claim balance from these counterparties, the valuation allowance associated with the remaining receivable, which included the DPO balance, reflected a greater percentage of the outstanding claim receivable as of March 31, 2012 as compared to the prior year-end.

Note 12 - Fair Value, page 125

23.	We note your disclosure that based on the adoption of new accounting guidance on January 1, 2012 you changed the principal markets you use to estimate the fair value of some categories of mortgage loans and as a result the valuation of these loans decreased by $24.4 billion as of March 31, 2012. Please address the following:

•

Describe in greater detail how you determined the revised market and related valuation technique was more reflective of the principal market under ASU 2011-04. For example, tell us whether the reason you changed the principal market for loans that are one month delinquent is because these loans are eligible for GSE securitization.

ASU 2011-04 clarified that the principal market is the market with the greatest volume and level of activity for the asset or liability4. It also established a presumption that, in the absence of contrary evidence, the market in which an entity would normally enter into a transaction is presumed to be the principal market or, in its absence, the most advantageous market. Additionally, it clarified that the entity must have access to the principal or advantageous market at the measurement date.

Upon adoption of ASU 2011-04, we made changes to the principal markets that we use to estimate the fair value of the following categories of mortgage loans: (1) for loans that are one month delinquent, the GSE securitization market was assessed as our most advantageous market; (2) for loans that are two months and three months delinquent, the

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.
[4]	ASC 820 Glossary (As amended by ASU 2011-04).

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whole loan market was assessed as our principal market; and (3) for loans that have been modified in a troubled debt restructuring but have been reperforming for nine months or more, the whole loan market was assessed as our principal market. After making these changes, (a) the principal market or most advantageous market for all performing loans and those loans that are one month delinquent is the GSE securitization market, and (b) the principal market for all loans that are two or more months delinquent and all loans that have been modified in a troubled debt restructuring is the whole loan market. We provide further discussion related to our rationale for implementing the identified changes below.

One Month Delinquent Loans

Our assessment that the GSE securitization market is the most advantageous market for these loans is based on the following observations:

1.	There is not a principal market for mortgage loans that are one month delinquent. That is, other market participants are not actively selling or securitizing loans that are 30 days or less delinquent (the trading that takes place in the whole loan market generally relates to loans that have longer-dated delinquencies). Additionally, we have not recently securitized loans in this delinquency category.

2.	Historically, there is a high cure rate for loans in this delinquency category. Consequently, the loss of the GSE liquidity advantage is most appropriate when a loan is greater than one month delinquent and the cure rate is lower.

3.	We considered the guidance in ASC 820, which indicates that in the absence of a principal market, a fair value measurement should assume that the transaction to sell the asset takes place in the most advantageous market. The most advantageous market is the market in which the reporting entity would sell an asset to maximize the amount that would be received. At the measurement date, the reporting entity must also have access to the most advantageous market. In considering these requirements, we have access to the GSE securitization market. That is, while not actively used for issuance purposes, we could securitize one month delinquent loans using an existing non-TBA securitization prefix (that is, the JL prefix). Additionally, the GSE securitization market provides preferential pricing given, in part, its improved liquidity. As a result, we concluded that the GSE securitization market is the most advantageous market for this loan category.

Other Delinquent Loans

We concluded that the whole loan market represents our principal market for loans that are greater than one month delinquent as (1) we have access to the whole loan market; and (2) there is no active GSE securitization market for this loan category.

While the whole loan market does not have any meaningful volume or level of activity for loans with early stage delinquencies, there are market participants that engage in transactions on loans with late stage delinquencies within this market. As we have obtained bids from active market participants in the whole loan market for both loans with early and late stage delinquencies, we have concluded that we would be able to

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U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
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access this market to sell loans with these characteristics. Therefore, we have concluded that the whole loan market is our principal market for loans that are more than one month delinquent.

Troubled Debt Restructurings

This category represents loans whose terms have been contractually modified in a troubled debt restructuring. We have concluded that it is appropriate to consider the whole loan market as our principal market for these loans since there are no recent transactions in the GSE securitization market for these loans.

While we have securitized performing modified loans in the past, a significant proportion of the loans that are currently in this category have characteristics that are different from the loans that were previously securitized (for example, step rate features, long-dated forbearance, etc.). As such, we concluded that the GSE securitization market does not currently exist for these loans. While we do not sell modified whole loans, we have been able to obtain indicative bids for a sample of these loans from market participants in the whole loan market. These bids have provided evidence that we would be able to access this market to sell loans with these characteristics. Therefore, we have concluded that the whole loan market is the principal market for loans that have been modified in a troubled debt restructuring.

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You state that you changed the principal market for modified loans that are re-performing for nine months or more to the whole loan market. Please clarify whether this market and the valuation technique is different than those modifications described under the consensus method on page 141 that have performed for twelve or fewer months and are either two or more months delinquent. Also, clarify whether you look to the GSE securitization market as your principal market for any modified loans.

As discussed above, our principal market for loans that have been modified in a troubled debt restructuring is the whole loan market. We do not look to the GSE securitization market as our principal market or most advantageous market for any of our loans that have been modified in a troubled debt restructuring. We revised the disclosures on this point that we had included in our First Quarter 2012 Form 10-Q by making the following clarification on page 127 of our Second Quarter 2012 Form 10-Q:

Effective January 1, 2012, we adopted new accounting guidance that requires enhanced disclosures about fair value measurement. Upon adoption of the new fair value guidance, we made changes to the principal markets that we use to estimate the fair value of the following categories of mortgage loans: ~~(a) for loans that have been modified but have been reperforming for nine months or more, we changed to the whole loan market; (b) for loans that are one month delinquent, we changed to the GSE securitization market; and (c) for loans that are two months and three months delinquent, we changed to the whole loan market.~~ (a) for loans that are one month delinquent, we changed to the GSE securitization market; (b) for loans that are two and three months delinquent, we changed to the whole loan market; and (c) for loans that have been modified in a troubled debt restructuring but have been reperforming for nine months or more, we changed to the whole loan market. After

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making these changes, (a) the principal market for all performing loans and those loans that are one month delinquent is the GSE securitization market; and (b) the principal market for all loans that are two or more months delinquent and all loans that have been modified in a troubled debt restructuring is the whole loan market. The impact of making these changes to our principal markets was a net decrease in the estimated fair value of our loans of $24.4 billion as of March 31, 2012.

Additionally, we made the following clarification on page 143 of our Second Quarter 2012 Form 10-Q:

Consensus: The fair value of single-family nonperforming loans represents an estimate of the prices we would receive if we were to sell these loans in the nonperforming whole-loan market. These nonperforming loans are either two or more months delinquent, in an open modification period, or in a closed modification state ~~and have performed for twelve months or fewer~~ (both performing and nonperforming in accordance with the loan’s modified terms). We calculate the fair value of nonperforming loans based on assumptions about key factors, including collateral value and mortgage insurance repayment. Collateral value is derived from the current estimated mark-to-market LTV ratio of the individual loan along with a state-level distressed property sales discount. Mortgage insurance is estimated by taking the loan-level coverage and adjusting it by the probability of repayment by the associated mortgage insurer. This probability is based on the credit rating of the mortgage insurance company. Using these assumptions, along with indicative bids for a representative sample of nonperforming loans, we estimate the fair value. The bids on sample loans are obtained from multiple active market participants. Fair value is estimated from the extrapolation of these indicative sample bids plus an amount for the recovery of any associated mortgage insurance estimated through our GO valuation models as described above. These loans are classified as Level 3 of the valuation hierarchy because significant inputs are unobservable.

24.	We note the description of your valuation techniques beginning on page 140 and that for certain subprime private-label securities you use the consensus valuation technique. We were unable to locate though how the significant unobservable inputs disclosed for these subprime private-label securities on page 136 relate to the consensus valuation technique as described on page 141. Please tell us and revise future filings to discuss how these significant unobservable inputs are used in your consensus valuation for subprime private-label securities or revise your significant unobservable inputs disclosure to include those inputs described on page 141 such as estimated mark-to-market LTV ratio.

The consensus valuation technique that we use for securities is described on page 140 of our First Quarter 2012 Form 10-Q in the section titled “Cash Equivalents, Trading Securities and Available-for-Sale Securities,” while the valuation technique disclosure referred to in your question above (beginning on page 141) pertains to loans. The significant unobservable inputs that are identified in the table on page 136 relate to the valuation technique disclosures for securities, not loans.

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As referenced in footnote 1 to the table that begins on page 136, disclosed unobservable inputs that pertain to consensus valuation techniques specifically represent inputs that are consumed in discounted cash flow–based estimates that we use to validate fair value measurements that are obtained through consensus valuation techniques.

In response to the Staff’s comment, we will revise our Third Quarter 2012 Form 10-Q to enhance our fair value disclosures to implement these clarifications. The disclosures that begin on page 140 of our First Quarter 2012 Form 10-Q will be modified to read substantially as follows:

Cash Equivalents, Trading Securities and Available-for-Sale Securities—These securities are recorded in our condensed consolidated balance sheets at fair value on a recurring basis. Fair value is measured using quoted market prices in active markets for identical assets, when available. ~~Securities, such as U.S. Treasury Bills, whose value is based on quoted market prices in active markets for identical assets are classified as Level 1 of the valuation hierarchy.~~

A description of the valuation techniques we use for securities is as follows:

~~We classify securities as Level 2 of the valuation hierarchy if quoted market prices in active markets for identical assets are not available. To estimate fair value, we use vendor prices provided by as many as three third-party pricing services which are calibrated to the quoted market prices in active markets for similar securities. The single vendor~~Single Vendor: This valuation technique utilizes one vendor price to estimate fair value. ~~The consensus valuation~~ We generally validate these observations of fair value through the use of a discounted cash flow technique whose unobservable inputs (for example, default rates) are disclosed in the table above.

Consensus: This technique utilizes an average of two or more ~~vendors’ prices to estimate fair value.~~vendor prices for similar securities. We generally validate these observations of fair value through the use of a discounted cash flow technique whose unobservable inputs (for example, default rates) are disclosed in the table above.

Discounted Cash Flow: In the absence of prices provided by third-party pricing services supported by observable market data, ~~fair values are estimated using quoted prices of securities with similar characteristics or~~ we estimate the fair value of a portion of our securities using a discounted cash flow technique that uses inputs such as default rates, prepayment ~~speed~~speeds, loss severity and spreads based on market assumptions where available. ~~Such instruments are generally classified~~

We classify securities whose values are based on quoted market prices in active markets for identical assets as Level 1 of the valuation hierarchy. We classify securities as Level 2 of the valuation hierarchy~~.~~ if quoted market prices in active markets for identical assets are not available. For all valuation techniques used for securities where there is limited activity or less transparency around these inputs to the valuation, these securities are classified as Level 3 of the valuation hierarchy.

For agency and private-label securities, an increase in unobservable prepayment speeds in isolation would generally result in an increase in fair value, and an increase in unobservable spreads, severity rates or default rates in isolation would generally result in

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a decrease in fair value. For mortgage revenue bonds classified as Level 3 of the valuation hierarchy, an increase in unobservable spreads would result in a decrease in fair value. Although the sensitivities of the fair value of our recurring Level 3 securities of the valuation hierarchy to various unobservable inputs are discussed above in isolation, interrelationships exist among these inputs such that a change in one unobservable input typically results in a change to one or more of the other inputs.

Mortgage Loans Held for Investment—The majority of HFI loans are reported in our condensed consolidated balance sheets at the principal amount outstanding, net of cost basis adjustments and an allowance for loan losses. We estimate the fair value of HFI loans using the build-up and consensus valuation techniques, as discussed below, for periodic disclosure of financial instruments as required by GAAP. For our remaining loans, which include those containing embedded derivatives that would otherwise require bifurcation and consolidated loans of senior-subordinated trust structures, we elect the fair value option and therefore, we record these loans at fair value in our condensed consolidated balance sheets. We measure these loans on a recurring basis using the build-up, consensus, discounted cash flow and single vendor price techniques. Certain impaired loans are measured at fair value on a nonrecurring basis by using the fair value of their underlying collateral. Specific techniques used include internal models, broker price opinions and appraisals.

A description of ~~our~~ the valuation techniques we use for loans is as follows: ...

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Fannie Mae acknowledges that:

•	Fannie Mae is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Fannie Mae may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at 202-752-7262.

Sincerely,

/s/ Susan R. McFarland

Susan R. McFarland

Executive Vice President and Chief Financial Officer

cc:	Judith C. Dunn

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Senior Vice President and Interim General Counsel

and Corporate Secretary, Fannie Mae

Gregory A. Fink

Senior Vice President and Controller, Fannie Mae

Martin Dunn, O’Melveny & Myers, LLP

G. Scott Lesmes, O’Melveny & Myers, LLP

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